UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Fidelity Private Credit Fund

(Name of Issuer)

Fidelity Private Credit Fund

(Name of Person(s) Filing Statement)

Class I, Class D, and Class S Shares of Beneficial Interest

(Title of Class of Securities)

31634E306, 31634E207, and 31634E108

(CUSIP Number of class of securities)

Nicole Macarchuk, Secretary

245 Summer Street

Boston, Massachusetts 02210

617-563-7000

(Name, Address and Telephone No. of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William J. Bielefeld, Esq.

Paul Stevens, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

October 31, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on October 31, 2025 by Fidelity Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 2,302,966 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class D common shares of beneficial interest, and Class S common shares of beneficial interest, collectively, the “Shares”, and such number of Shares offered to be purchased by the Fund, the “Tender Cap”) at a price equal to the net asset value per Share of the applicable Class as of December 31, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 4:00 p.m., Eastern Time, on November 28, 2025.

2.

446,086 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1).

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $25.10.

4.

The payment of the purchase price of the Shares tendered was made in the form of cash to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the Offer, the Fund paid on or about January 29, 2026 to the tendering Shareholders a total of $11,195,927, representing 99.9% of the net asset value of the total amount of the Shares tendered by Shareholders. The Shares were repurchased at a price of $25.10 per Share as of 4:00 p.m., Eastern Time, on the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY PRIVATE CREDIT FUND

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

Dated: January 30, 2026

EXHIBIT INDEX

Exhibit

EX-FILING FEES	Calculation of Filing Fee Table